UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

RAD DIVERSIFIED REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-2026337
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5404 Cypress Center Drive, Suite 320 Tampa, FL	33609
(Address of principal executive offices)	(Zip Code)

833-723-7348
Issuer’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the term “RAD,” “we,” “us,” “our,” or “the company” refers to RAD Diversified REIT, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Item 1. Business

Overview

RAD Diversified REIT, Inc., is a Maryland corporation referred to herein as our “Company”, was formed to acquire, reposition, renovate, lease and manage income-producing single-family residential, multi-family residential, mixed use residential-commercial properties, and farmland in select markets in the United States, with a focus on acquisition of properties at discounts to fair market value or expected fair market value.

We are externally managed and advised by RAD Management, LLC, a Delaware limited liability company, or the “Manager”.  The Manager will make all investment decisions for us. Our Manager intends to employ a variety of acquisition strategies in building our portfolio of investments, with a particular focus on obtaining properties in on-market transactions, off-market transactions, tax deed foreclosure sales, bank foreclosures, Real Estate Owned (“REO”) properties and various other transactions.

On January 19, 2022 the SEC qualified a post-qualification amendment to our offering statement to conduct an ongoing offering under Regulation A of Common Shares in our company (the “Regulation A Offering”). We commenced the Regulation A Offering on November 1, 2019. We are seeking to raise up to $75,000,000 in the Regulation A Offering. As of December 31, 2021 1,779,828 shares of Common Stock had been sold in the Regulation A Offering for a total of $25,189,463.

REIT Status

We have elected to be treated as a REIT for federal income tax purposes, which we have achieved on November 1, 2019. As long as we maintain our qualification as a REIT, we generally will not be subject to federal income or excise tax on income that we intend to distribute to our stockholders.

Under the Internal Revenue Code of 1986, as amended (the “Code”), a REIT is subject to numerous organizational and operational requirements, including a requirement that it annually distribute at least 90% of its REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gain) to its stockholders.

If we fail to maintain our qualification as a REIT in any year, our income will be subject to federal income tax at regular corporate rates, regardless of our distributions to stockholders, and we may be precluded from qualifying for treatment as a REIT for the four-year period immediately following the taxable year in which such failure occurs.

Even if we qualify for treatment as a REIT, we may still be subject to state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.

Investment Objectives

Our primary investment objectives are :

•	To acquire single family residential, multi-family residential, mixed use residential-commercial properties, and income producing farmland at substantial discounts to fair market value;
•	To acquire short-term rental properties
•	To purchase select properties and begin new construction, as appropriate on new land
•	To expand production on farmland with various crops, livestock, rental income, and other income generating uses of the farmland
•	To expand our real estate holdings into new geographical markets that are showing potential
•	To add value to investments, which may include direct deals or joint venture deals, consisting of assertive management, leasing tactics and strategic capital improvements.
•	To make strategic decisions on assets; specifically when to sell a property as market conditions continue to change
•	To grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long-term;
•	To pay attractive and consistent cash distributions;
•	To preserve and protect stockholder value;
•	To realize growth in the value of our investments by timing their sale to maximize value; and
•	To explore investing in alternative assets, not normally associated with a REIT.

There is no assurance that any of our investment objectives will be met.

Investment Strategy

Our Investment Strategy is to use substantially all of the proceeds from the offering to acquire, manage, renovate or reposition, operate, selectively leverage, resell, and lease single family and multi-family residential properties, mixed-use residential-commercial properties, and income producing farmland. Our core markets are in Texas, California, Idaho, Florida, and Pennsylvania. We have already expanded to now include New Jersey and Tennessee. We may continue to expand into other areas as well, where the economic indicators show potential for growth. These types of acquisitions could include tax lien auctions, tax deed auctions, wholesale transactions, acquisitions derived from our continuing marketing efforts, referrals, and other means.

Ordinarily, we rehabilitate our properties to rentable condition and lease the asset to tenants. In this manner, we accumulate equity. Through income producing farmland, we rehabilitate the land and soil to grow crops, raise livestock, and assets to produce income more effectively. We acquire farmland that is being underutilized and implement new policies and procedures to increase the yield of the farmland and maximize its production. We will continuously evaluate the property and the market and if it becomes advantageous, we will sell the property.

In the case that we acquire a property through a tax deed, we do not perform repairs or rehab the property until that jurisdiction’s redemption period has ended. During the redemption period, the former owner of the property can “redeem” / buy back the property by paying the Tax Collector the back taxes and any associated fees and interests. This means that, should the former owner redeem the property, we will have lost our acquisition fees and management fees for managing the property during the redemption period. However, we do reclaim our purchase price and / or down payment from the Tax Collector should the former owner redeem the property.

In an effort to increase the diversity of our offering, we intend to expand our real estate strategy to include short term rentals and new construction. We have purchased some non-real estate assets including farm equipment, livestock, temporary shelter, and security equipment. The company intends to diversify further into 2022 with various holdings in the metaverse and/or Non-Fungible Tokens (NFT’s). We intend to hold all non-real estate assets to levels allowable by the relevant taxing authorities to maintain our REIT status. The company will continue to consider investing in various alternate assets as the opportunities become available and fit into our investment strategy.

Income Distribution Policy

In order to maintain our REIT qualification, we must distribute to our stockholders at least 90% of our annual taxable income.  We intend to make regular cash distributions to our stockholders from our available funds, typically on an annual basis.

Our Board of Directors may initiate a supplemental distribution/redemption offer to our stockholders on an annual basis. The Board’s determination will be based on a number of factors, including funds available from operations, our capital expenditure requirements and the annual distribution requirements necessary to maintain our REIT qualification under the Code.

Our distribution rate and payment frequency may vary from time to time. Generally, our policy will be to pay distributions from cash flow from operations. However, our distributions may be paid from sources other than cash flows from operations, such as from the proceeds of the Regulation A Offering, borrowings, advances from our Manager or from our Manager’s deferral of its fees and expense reimbursements, as necessary.

In addition, on February 16, 2022, the Company’s Board of Directors decided that the Company should make an offer to repurchase 8% of any shareholder’s current shares of common stock (“Common Stock”) purchased since the initial qualification of the Company’s Regulation A Offering on November 1, 2019. The shareholders are entitled to accept or reject the offer by March 31, 2022, and the Company will make any payments in accordance with its distribution form sent to shareholders. The Company filed a Supplement to our Offering Circular on March 10, 2022.

Management

Company is Externally Managed

We are externally managed by RAD Management, LLC, a Delaware limited liability company or the “Manager.”  The Manager will make all investment decisions for us.  The Manager’s principals and their respective affiliates specialize in acquiring, repositioning (where applicable) and managing residential real estate and farmland, particularly in states such as Pennsylvania, California, Texas, Florida, New Jersey, Idaho, and Tennessee.

Our Manager has particular experience in purchasing tax deeds in such states as a means to acquire properties at attractive prices which show strong potential for profits both in the form of rental income and capital appreciation.

The Manager intends to apply this experience to identify suitable Investments and to present an opportunity for outside investors to take advantage of the principals’ experience through a pooled investment vehicle.

The Manager will oversee our overall business and affairs and will have broad discretion to make operating decisions on our behalf and to make Investments. Our stockholders will not be involved in our day-to-day affairs.

Experienced Management Team

Our management team has significant real estate experience, which includes experience in acquisition, management, development and financing of multiple properties.

Overall, our management team has 40+ years combined experience in the real estate business as both portfolio managers and educators.

Our Chief Executive Officer, Brandon “Dutch” Mendenhall started The Seminar Solution in 2007, an education platform that still provides mentoring to thousands of people who want to successfully invest in real estate, especially through the use of tax-auctions.

Our management team has relevant experience in managing private real estate funds with investment objectives and strategies that are substantially similar to our strategy and objectives.

Management Compensation

Our Manager and its affiliates will receive fees and expense reimbursements for services relating to the Regulation A Offering and the investment and management of our assets.  The items of compensation are summarized in the following table. Neither our Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of our common shares.

We do not have an agreement to limit any losses suffered by Our Manager.

The projected compensation laid out below relates to all stages of our company, including offering stage, organizational stage, acquisition stage, and liquidation stage.

Asset Management Fee:

The Asset Management Fee is equal to 2% of our Net Asset Value (NAV) every year. This fee is payable to our Manager monthly.

The Asset Management Fee compensates our Manager for managing all of our assets.

Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations and changes to our NAV. In the fiscal year ended 2021 we paid our Manager $706,972 in Asset Management Fees.

Acquisition Fees:

The Acquisition Fees are equal to $1,000 per property acquired in that period. This compensates roughly $500 in travel per property, and roughly $500 in research per property.

These fees compensate our Manager for traveling to, and researching properties that are suitable for investment.

In the fiscal year ended December 31, 2021, we paid our Manager $54,000.00 in Acquisition Fees.

Property Management Fee:

The Property Management Fee is equal to 4% of the monthly rental income from each of our properties managed by our Manager.

The Property Management Fee compensates our Manager for managing, renting, and overseeing our properties that are available for rent.

In the fiscal year ended December 31, 2021, we paid our Manager $16,642 in Property Management Fees.

Financial Management Fee:

The Financial Management Fee is equal to 20% of the increase in our Net Asset Value (NAV) that is not attributable to investment.

The Financial Management Fee compensates our Manager based on the appreciation in value of our assets.

In the fiscal year ended December 31, 2021, we paid our Manager $2,006,410 in Financial Management Fees.

Compensation to our Manager is never based on capital raised through the Company’s Regulation A offering. Our Manager is instead compensated based on the services provided to us by our Manager, for example, the Asset Management Fee is a fixed fee based on a percentage of our NAV. Even though a portion of our NAV represents investment of capital raised through the Regulation A Offering, the Asset Management Fee is based on management of our assets not on our ability to raise capital.

•	For the Asset Management Fee, our Company will not pay this fee until our NAV is calculated.

•	All of the fees to our Manager will be paid cumulatively.

•	The Financial Management fee is based on the quarterly increase of our combined Net Asset Value less increase attributable to investments, which equals: (i) the fair market value of all of our real estate assets, as determined by external third party evaluators, less (ii) the fair market value of all of our real estate liabilities, and less (iii) the aggregate amount of proceeds from the Regulation A Offering and subsequent offerings based on the Regulation A Offering. As the nation continues to experience COVID-19 issues, outside of the third-party evaluators standard practice, evaluators may use online evaluations from resources like Multiple Listing Services (MLS) or artificial intelligence (AI) providers including but not limited to: Realtor.com, Zillow, Redfin, or other similar real estate search engines to understand appropriate FMV based off of comparable properties in the geographical location.

Conflicts of Interest

Our officers and directors, and the owners and officers of our Manager and its affiliates are involved in, and will continue to be involved in, the ownership and advising of other real estate entities and programs, including those sponsored by the DHI companies and its affiliates or in which one or more of the DHI companies is a manager or participant.

These pre-existing interests, and similar additional interests as may arise in the future, may give rise to conflicts of interest with respect to our business, our investments and our investment opportunities.

The limitation has been lifted where our officers and directors, and the owners and officers of our Manager and its affiliates could not acquire any real estate for any other holding company or REIT for a period of three years after the date of the Management Agreement. However, our officers and directors, and the owners and officers of our Manager and its affiliates may still acquire real estate for another holding company affiliated with our Manager to replenish the inventory of that holding company due to divestment of an asset by that holding company.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 7 of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors discussed elsewhere in this Annual Report.

Overview

The Company began operations a few months before the onset of the Coronavirus (COVID-19) pandemic. During the last quarter of 2019, the Company raised capital and began acquiring real estate. As January 2020 rolled into March 2020, the Company continued to raise capital. Additional rental properties came on board because management chose to invest capital into properties that were already occupied by good-paying tenants. While we suffered a temporary decrease in rental income due to the pandemic and our property acquisition plans had to be adjusted due to the temporary suspension of property auctions, thanks to quick action in the form of coronavirus (“Covid”) relief by the US and state governments, most tenants continued to make their rent payments to the Company. This relief continued into 2021 and 2022, however, due to the pandemic, our acquisition strategy required adjustment that has continued into 2022.

As reported in our year-end report for 2020, the Company dedicated $701,008 as deposits on additional real estate.  These acquisitions have been consummated. In 2021, the Company purchased additional properties using the deposits made in 2020, augmented with an additional $3,988,992 of its cash-on-hand.

Thus far, the Company has been able to acquire real estate for a total purchase price of $15,139.912. The “as is” fair market value for these properties is estimated at $30,881,912. Accordingly, the Company has to its credit approximately $15,742,000 in unrealized gains. It should be noted that these unrealized gains represent increases in the values of our assets, which have yet to be sold for cash or other consideration. If these assets are sold, at that time we will record realized gains or losses in amounts that may or may not be equal to the reported unrealized gains.

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting policies and estimates, including those relating to the valuation of our real estate holdings, are described in Note 2 to our financial statements. We consider the most significant accounting policies to be those related to the net realizable value of our real estate assets and, in turn, the calculation of our management fees.

Management remained concerned about the economy in the United States in 2021, even though it quickly became apparent that government coronavirus relief would support the rental market. The Company’s management believed it would be beneficial to provide current and potential investors with an opportunity for increased liquidity by offering a 5% minimum distribution, just as it had offered in 2020. The declared minimum distribution achieved its intended purpose and allowed the Company to continue raising money despite growing uncertainty in the US economy. The Company has decided to continue the declared distribution program in FY2022. The Company has not decided if it will continue the declared distribution program beyond FY2022.

Results of Operation

Year ended December 31, 2020, compared to year ended December 31, 2021

The Company recognized $384,535 in revenue in the year ended December 31, 2021. This includes $384,535 of rental income. This compares to $112,459 in revenue in the year ended December 31, 2020, which included $111,658 in rental revenue and $801 in property management fees earned. Rental income in 2021 reflects rental operations from 48 properties while in 2020 the Company had 31 properties.

The Company recognized a total of $1,491,066 in other income for the year ended December 31, 2021, including $193,118 in interest income, which was earned on three promissory notes receivable issued during 2020 that bear interest at 10.95% per annum. The Company recognized a total of $475,173 in other income for the year ended December 31, 2020, including $399,227 in interest income, which was earned on three promissory notes receivable issued during 2020 that bear interest at 10.95% per annum. See “—Liquidity and Capital Resources.” In 2021, other income also included $1,296,448 as realized gains from sales of assets compared with $73,425 in the year ended December 31, 2020.

The Company recognized $7,625,617 in operating expenses for the year ended December 31, 2021, compared with $1,204,020 of operating expenses in the year ended December 31, 2020. In 2021, operating expenses included $2,784,024 in fees to our manager RAD Management LLC (made up of $54,000 in acquisition fees, $706,972 in asset management fees, $16,642 in property management fees and $2,006,410 in financial management fees), $1,786,775 in professional and legal fees, $347,443 in real estate related expenses and $136,156 in depreciation.

In 2020 operating expenses included $734,405 in fees to our manager RAD Management LLC (made up of $29,000 in acquisition fees, $171,298 in asset management fees, $4,560 in property management fees and $529,547 in financial management fees), $279,145 in professional and legal fees, $25,697 in real estate related expenses and $47,606 in depreciation.

As a result of the foregoing, the Company reported a net loss of $5,890,083 in the year ended December 31, 2021, versus a net loss of $616,388 in the year ended December 31, 2020.

Liquidity and Capital Resources

We have experienced a relative increase in liquidity as we receive net offering proceeds and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition, development and operation of our investments. As of December 31, 2021, we reported total assets of $28,194,431, including but not limited to $1,348,485 cash on hand, $236,384 in accounts receivable, $488,781 in cash deposits with vendors for the acquisition of investment properties to be determined, $8,932,944 in notes receivable, $573,200 in inventory, $5,000 in receivables from affiliates and $15,311,218 in fixed assets after depreciation. This compares to total assets of $7,433,448 including but not limited to $16,182 cash on hand, $85,253 in accounts receivable, $701,008 in cash deposits with vendors for the acquisition of investment properties to be determined, $2,302,734 in notes receivable, $643,824 in receivables from affiliates, and $3,212,606 in fixed asset after depreciation as of December 31, 2020.

As of December 31, 2021, the Company recognized $9,582,763 in liabilities including but not limited to $128,097 in accounts payable, $4,176,071 in notes payable, $1,435,437 in payables to related parties, $126,066 in payroll liabilities, $415,955 in security deposits from tenants, $1,191,458 in investment money held in escrow and $512,999 in deposits from joint-venture partners. This compares to $2,098,700 in liabilities, including but not limited to $1,020,577 in accounts payable, $194,250 in allowances for liabilities under dispute, $297,180 in investment funds held in escrow, and $278,698 in deposits from joint-venture partners held to pay upcoming rehabilitation expenses as of December 31, 2020.

As of December 31, 2021, the company had sold 1,779,828 shares of its common stock, raising $25,189,463 in capital (including shares bought back by the company). In 2021, the Company has launched its online investment portal and sold 855,345 shares of its common stock, raising $13,800,379 in capital. The company also purchased an additional investment property for $5,712,000 incurring an additional $1,900,000 in long term debt. The balance of the purchase price was paid in cash.

As of December 31, 2020, the Company had sold 544,844 shares of its common stock, raising $6,022,461 in capital.

As of December 31, 2021, the Company also has $8,932,944 in promissory notes receivable. These promissory notes will be used to acquire real estate assets from three independent real estate holding funds, which are managed by the Company’s Manager.

The promissory notes receivable were received from DHI Fund, LP, DHI Holdings, LP, DDH Fund, LP and RAD Management LLC as part of a two-stage process to acquire property using the Company’s own stock. From that perspective, even though the notes receivable will be used to acquire real estate from these three funds, these notes also have a specific cash value. Should the Company need additional cash, the Company may decide to sell these notes receivable at a discount. On December 20, 2021, the Company came to an agreement with RAD Diversified OZ Fund, LP to advance funds necessary for the formation of the LP in the amount of $1,199. The Company has no ownership stake in the LP. In December 2021 the Company entered into one promissory note receivable, executed by the marketing firm The Seminar Solution, LLC, a related party, in favor of the Company in the amount of $1,882,578. The Seminar Solution, LLC may borrow additional funds up to $2,500,000. The promissory note has an interest rate of 0.95%. This note is scheduled to mature December 31, 2023.

The company filed a Rescission Offer with the Commission which was qualified on December 20, 2021. The company offered to buy a maximum of 484,513 shares of its common stock back from its stockholders at an average cost of $11.18 per share, for a maximum expenditure of $5,414,735. The Rescission Offer closed on January 22, 2022, and 0 shares were repurchased for a total of $0.

Until required for the acquisition, development or operation of assets, we will keep the net proceeds of the Regulation A Offering in short-term, liquid investments such as Federal Securities.

Our level of cash expenditures will be entirely dependent on factors that we cannot predict at this time, among others:

  • the aggregate proceeds raised in the Regulation A Offering;

  • the sourcing and negotiation of acquisitions of investments; and

  • interest rate fluctuation.

In addition, we expect to make expenditures on renovations and repositioning with respect to some of our investments.

Item 3. Directors, Executive Officers and Significant Employees

Structure of Board of Directors

We operate under the direction of our Board of Directors (the “Board”).  Our Board is responsible for the overall management and control of our affairs.  Our Board has retained our Manager to manage our day-to-day operations and our portfolio of real estate assets, subject in all respects to supervision by the Board.

Our directors must perform their duties in good faith and in a manner each director reasonably believes to be in our best interests.  Further, our directors must act with such care as an ordinarily prudent person in a like position would use under similar circumstances.  However, our directors and executive officers are not required to devote all their time to our business and must only devote such time to our affairs as their duties may require.  We do not expect that our directors will be required to devote a substantial portion of their time to us in discharging their duties.

Although our Board may increase or decrease the number of directors, a decrease may not have the effect of shortening the term of any incumbent director.  Any director may resign at any time or may be removed only for cause, and then only by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast generally in the election of directors.  The notice of any special meeting called to remove a director will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

In addition to meetings of the various committees of our board of directors, which committees we describe below, we expect our directors to hold at least four regular board meetings each year.

Potential for Board Nominated Committees

Our Board of Directors may establish committees it deems appropriate to address specific areas in more depth than may be possible at a full board meeting.  We currently do not anticipate having any committees since the Board has appointed our Manager to manage our day to day affairs.

Individual Directors of the Company

Director and Chairperson of the Board - Brandon “Dutch” Mendenhall

Mr. Brandon “Dutch” Mendenhall currently serves as the chairperson of our Board of Directors.

Mr. Mendenhall is 42 years old, has a Bachelor of Science in Business Organizational Leadership, and resides in the City Brandon, FL.

Mr. Mendenhall’s term of office as Director is 5 years, and he has held that position for 3 years.

There are no formal or informal arrangements or understandings by which Mr. Mendenhall is to be selected as a director or nominee of Company.

Director - Amy Vaughn

Amy Vaughn Serves as a Director.

Ms. Vaughn is 43 years old, has a Bachelor of Arts in Marketing and Business Management from Temple University in Philadelphia, and resides in the City of Tampa, FL.

Ms. Vaughn’s term of office as Director is five years, and she has held that position for three years.

There are no formal or informal arrangements or understandings by which Ms. Vaughn is to be selected as a director or nominee of Company.

Director - Allen Pan

Mr. Pan has more than 10 years of financial industry experience. Mr. Pan is seasoned investment strategist with a panoramic view of traditional investment vehicles.  Mr. Pan is active in private equity and focuses on Alternative Medical Treatment and Blockchain.

According to Mr. Pan, under-valued, income-producing real estate holds vast profit potential. Mr. Pan is helping the Company expand its US footprint. And, more importantly, facilitates access to global investors. Mr. Pan resides in British Columbia, Canada.

Appointed Executive Officers

Chief Executive Officer - Brandon “Dutch” Mendenhall

Mr. Brandon “Dutch” Mendenhall currently serves as the Chief Executive Officer.

Mr. Mendenhall is 42 years old, has a Bachelor of Science in Business Organizational Leadership, and resides in the City of Rancho Cucamonga, CA.

Mr. Mendenhall’s term of office as CEO is five years, and he has held that position for three years.

There are no formal or informal arrangements or understandings by which Mr. Mendenhall is to be selected as a director or nominee of Company.

Chief Financial Officer - Andrew Nonis

Mr. Andrew Nonis has been appointed as the Company’s Chief Financial Officer (CFO). In this role, Mr. Nonis maintains an accurate accounting of all Company transactions.

Mr. Nonis brings 29 years of experience as a corporate controller, project manager and senior accountant. In 1990, Mr. Nonis earned a bachelor’s degree in finance from the University of Southern California (USC).

Chief Operating Officer - Taylor Green

Ms. Taylor Green has been appointed as the Chief Operating Officer (COO). In the new appointed role as COO, Ms. Green will ensure implementation of daily policies to promote company culture and vision and oversee operations to keep business in compliance with its offering.

Ms. Green is technically astute and guides various database management and personnel activities. Ms. Green also brings seven years of management in the operational space. Ms. Green holds bachelor’s and master’s degrees in wellness science from Fresno State and Arizona University, respectively.

Chief Investment Officer - Brandon “Dutch” Mendenhall

Mr. Brandon “Dutch” Mendenhall currently serves as the Chief Investment Officer.

Mr. Mendenhall is 42 years old, has a Bachelor of Science in Business Organizational Leadership, and resides in the City of Rancho Cucamonga, CA.

Mr. Mendenhall’s term of office as CIO is five years, and he has held that position for three years.

There are no formal or informal arrangements or understandings by which Mr. Mendenhall is to be selected as a director or nominee of Company.

 Chief Security Officer – Vincent Mendoza

Mr. Vincent Mendoza, brings over 25 years of experience in the Information Technology space, providing technical leadership in various IT systems to support the company’s overall objectives. These objectives include performing proof of concept of applications where reporting findings and recommendations to the company. In this role, Mr. Mendoza maintains the digital security of all Company employees. Vincent holds degrees in with a bachelor’s in Telecommunications Management and a master’s in business administration.

Mr. Mendoza is a Retired US Air Force Senior Master Sergeant (SMSgt)

Treasurer – Andrew Nonis

 Mr. Andrew Nonis has been appointed as the Company’s Treasurer. In this role, Mr. Nonis maintains an accurate accounting of all Company transactions.

Mr. Nonis brings 29 years of experience as a corporate controller, project manager and senior accountant. In 1990, Mr. Nonis earned a bachelor’s degree in finance from the University of Southern California (USC).

Corporate Secretary - Taylor Green

Ms. Taylor Green is an executive manager that ensures all corporate records are properly maintained. In this capacity, she ensures all corporate governance formalities are strictly observed, including maintaining the minutes for board meetings and formalizing board edicts through the use of unanimous consents. Ms. Green is also responsible for maintaining the Company’s record of stockholders.

Ms. Green is technically astute and guides various database management activities within our Company as part of her corporate secretarial function. Ms. Green holds bachelor’s and master’s degrees in wellness science from Fresno State and Arizona University, respectively.

Relevant Business Experience

Brandon Mendenhall, Director and CEO

Brandon “Dutch” Mendenhall is a real estate investor and educator who specializes in the use of tax deeds and real estate leverage to invest in opportunities in the income-producing single-family residential, multi-family residential, mixed use residential-commercial properties housing market and income production in farmland. He began his business career as an executive recruiter specializing in commercial real estate and banking.  In 2008, Mr. Mendenhall started Tax Auction Investors, a real estate education platform where he has mentored thousands of students while coaching them through their real estate deals.

Mr. Mendenhall presently acts as the Chief Executive Officer and sponsor of DHI Holdings Texas, LLC, the general partner of DHI Holdings, LP, an investment partnership sponsored and formed by Mr. Mendenhall for the purpose of acquiring single family residential real estate on an opportunistic and value-added basis.  He also serves as the Chief Executive Officer and Chief Investment Officer for DDH Capital Management, LLC, the general partner and sponsor of DDH Fund LP, a real estate investment partnership formed in early 2016 to similarly invest in single family residential real estate on an opportunistic and value added basis. In 2021, Mr. Mendenhall formed RAD Diversified OZ Fund, LP, which currently has an agreement in place with the Company to advance funds.

Amy Vaughn, Director

Amy Vaughn has been actively involved in real estate coaching for two decades.  In 2008 she met Dutch Mendenhall and they combined their coaching and educational resources to develop what is now Tax Auction Investors.

Ms. Vaughn holds a Bachelor of Arts in Marketing and Business Management from Temple University, Philadelphia.

Compensation of Directors and Executive Officers

In 2020, none of the named Executive Officers of our Company were paid money or granted equity.

On January 1, 2021, the company began to pay named Executive Officer a salary of $5,000 a month, which increased 10% a month through the end of the 2021 and each named Executive Officer received a total of $106,921.42 in salary for the year ended December 31, 2021.

For the fiscal year ended December 31, 2021, we compensated our two highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Dutch Mendenhall	Chief Executive Officer/Director	$106,921.42	0	$106,921.42
Amy Vaughn	Director	$106,921.42	0	$106,921.42

Our Company projects that it will pay each named Executive Officer a total salary of $335,565.21 in 2022.

Our Company does not plan to award any named Executive Officer an equity grant for compensation for their services in years one through five.

We will pay the listed amounts to our named Executive Officers. Our Manager will compensate its Executive Officers out of the fees we pay our Manager. We will not directly reimburse our Manager for any sums paid to its own executive officers.

Dual Role of Executive Officers

Even though we are externally managed, our Named Executive Officers are employed directly by RAD Diversified REIT, Inc. The Named Executive Officers and any other employees that will be involved in promoting our shares under the Regulation A Offering will be compensated only by RAD Diversified REIT, Inc. and not by our external manager. To be clear, our Named Executive Officers and other employees performing fundraising functions will not receive any salary or employment benefits from our external manager, RAD Management, LLC. The reason for this is that, acting as employees of our Company, they will be at liberty to promote the sale of our securities in compliance with State and Federal securities law.

Working through our external manager, our Named Executive Officers, together with employees of our external manager, will perform asset management, acquisition of real estate assets, property management, and financial management.  Fees for these services will be paid to our external manager and our Executive Officers will realize growth as owners/members of our external manager.

Item 4. Security Ownership of Management and Certain Securityholders

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement.

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, our shares of Common Stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the completion of the Regulation A or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

The following table sets forth the approximate beneficial ownership of shares of the Company’s Common Stock as of December 31, 2021, for each person or group that holds more than 5% of the Common Stock, for each director and executive officer and for the directors and executive officers as a group. To our knowledge, each person that beneficially owns shares of Common Stock has sole voting and disposition power with regard to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 5404 Cypress Center Dr. Ste #320 Tampa, FL 33609.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of All Shares
Brandon Mendenhall	10,074	0.566%
Amy Vaughn	4,155	0.233%
Allen Pan	17,468	0.981%
Andrew Nonis	0	0.000%
Taylor Green	320	0.018%
Vince Mendoza	0	0.000%
RAD Management (1)	99,391	5.584%
Jeffrey Thomas	91,717	5.153%
Epic Management	83,293	4.680%

All directors and executive officers as a group (6 persons)	32,017	1.799%

(1)	Brandon Mendenhall, Amy Vaughn and Allen Pan own 22%, 22% and 9%, respectively, of the partnership interests of RAD Management and disclaim beneficial ownership of the shares owned by RAD Management.

Security Ownership by Other Funds Managed by Our Manager

Our Manager also manages four other real estate investment funds. Because we intend to purchase the real estate owned by three of those funds (DHI Holdings, LP [DHIH]; DHI Fund, LP [DHIF]; and DDH Fund [DDHF]), these funds have purchased shares in our company in order to use those shares to buy-out the equity holdings of their respective limited partners. In effect, the limited partners of DHIH, DHIF and DDHF will become stockholders in our Company. The funds transferred the shares to the limited partners in June 2020. After transferring shares to its former limited partners DDH Fund, LP held a remaining stake of 18,723 shares. In April, 2022, DDH Fund, LP sold its remaining shares back to the Company. DHI Fund LP and DHI Holdings LP had no shares remaining after transferring their shares to their respective limited partners in June 2020.

RAD Diversified OZ Fund, LP is the fourth real estate investment fund managed by our manager (excluding RAD Diversified REIT, Inc.) RAD Diversified OZ Fund LP was organized to acquire and manage real property located in Qualified Opportunity Zones throughout the United States, and to provide its equity partners with the resulting tax benefits associated with this type of investment.

In December 2021 the Company also entered into a promissory note receivable, executed by the marketing firm The Seminar Solution, LLC. in favor of the Company in the amount of $1,882,578. The Seminar Solution, LLC may borrow additional funds up to $2,500,000. The promissory note has an interest rate of 0.95%. This note is scheduled to mature December 31, 2023.

Change In Control

The Officers and Directors of RAD Management, LLC have a policy, whereby an individual Officer or Director leaves distributions owed by Company to such individual Officer and Director in an equity account of the Company. This policy will result in the equity ownership of such Officer or Director to grow over time. This growth of equity ownership could eventually result in a change of ownership of Company. However, no Officer or Director will be allowed to own more than 1/10 of the Company’s stock at any given time.

Each Officer and Director will make their own decision whether to engage in this practice of equity account build up.

Item 5. Interest of Management and Others in Certain Transactions

Past Transactions with Related Persons

Our Manager also manages four other real estate investment funds. Because we intend to purchase the real estate owned by three funds (DHI Holdings, LP [DHIH]; DHI Fund, LP [DHIF]; and DDH Fund [DDHF]), these funds have purchased shares in our company in order to use those shares to buy-out the equity holdings of their respective limited partners. In effect, the limited partners of DHIH, DHIF and DDHF will become stockholder in our Company. The funds transferred the shares to their limited partners in June 2020. After transferring shares to its former limited partners DDH Fund, LP held a remaining stake of 18,723 shares. In April, 2022, DDH Fund, LP sold its remaining shares back to the Company.

The liquidation plan for the prior investment funds was designed so that each limited partner was permitted to request a partial or full "buyout" at any time of their choosing. When such a buyout was requested, a "six-month lockup period" would begin.  Upon expiry of the lock-up period, limited partners were entitled to be paid during the next "payment window."  There were two payment windows per year: January 1 through 31 and July 1 through 31. A limited partner requesting a buyout between January 1 and June 30 would be paid out during the following January payment window.  Any junior partner requesting a buyout between July 1 and December 31 would be paid out during the following July.

RAD Diversified OZ Fund, LP is the fourth real estate investment fund managed by our manager (excluding RAD Diversified REIT, Inc.) RAD Diversified OZ Fund LP was organized to acquire and manage real property located in Qualified Opportunity Zones throughout the United States, and to provide its equity partners with the resulting tax benefits associated with this type of investment.

These funds were set up to be of indefinite duration until liquidated, no specified holding period or liquidity event was projected, and all liquidation was at will. At the time of sale of any securities in these prior funds, no representations or projections were made about timing or potential returns on investment to those investors.

It is important to note that, even though these three funds at one time owned a majority of the outstanding shares, they are still managed by our Manager. Our Manager cannot exert this control because these shares have restrictively disseminated and have no voting rights until they are transferred from the funds to their limited partners.

The funds purchased shares in the quantities indicated in the table below at a price of $11.07 per share. The shares were sold at the Determined Share Value at the time of the sale.

In connection with the transaction, each of the funds issued promissory notes to the Company.

Fund Name	Shares	Stake
DHI Fund, LP	132,283	28.444%
DHI Holdings, LP	90,591	19.479%
DDH Fund, LP	158,381	34.056%

On December 20, 2021, the funds and RAD Diversified REIT Inc came to an agreement to extend the due dates on these Notes Receivable from December 31, 2022 to December 31, 2023. As of December 31, 2021, the balances were $51,569.92 from DDH Fund LP, $946,899.05 from DHI Fund LP and $140,082.02 from DHI Holdings.

In December 2021 the Company also entered into a promissory note receivable, executed by the marketing firm The Seminar Solution, LLC. in favor of the Company in the amount of $1,882,578. The Seminar Solution, LLC may borrow additional funds up to $2,500,000. The promissory note has an interest rate of 0.95%. This note is scheduled to mature December 31, 2023.

Our External Manager

Our Manager will be responsible for:

o	the selection, purchase and sale of our portfolio investments;

o	our financing activities;

o	leasing of our investment properties to tenants;

o	sales of our assets in order to provide liquidity;

o	maintenance and risk mitigation (including insurances acquisition)

o	providing us with real estate advisory services.

Our Manager will be responsible for our day-to-day operations and will perform (or will cause to be performed) such services and activities relating to our assets and operations as may be appropriate.

Accordingly, we believe that our success will depend significantly upon the experience, skill, resources, relationships and contacts of the senior officers and key personnel of our Manager and its affiliates. We believe that our future success depends, in large part, upon our Manager’s ability to hire and retain highly skilled managerial, operational and marketing personnel.

Investment Discretion

Our Manager is authorized to follow very broad investment guidelines established by our Board of Directors. Our Board of Directors will periodically review our investment guidelines and our portfolio of assets but will not, and will not be required to, review all of our proposed investments, except in limited circumstances as set forth in our investment policies.

In addition, in conducting periodic reviews, our Board of Directors may rely primarily on information provided to them by our Manager.

Our Manager has great latitude within the broad parameters of our investment guidelines in determining the types and amounts of assets in which to invest on our behalf, including making investments that may result in returns that are substantially below expectations or result in losses, which would materially and adversely affect our business and results of operations, or may otherwise not be in the best interests of our stockholders.

Even though our Manager will be providing real-estate advisory services, our Manager is not a licensed asset manager.

Policy Regarding Conflicts in Pecuniary Interest

The Company does not have a policy that expressly restricts any of our directors, officers, stockholders or affiliates, including our Manager and its officers and employees, from having a pecuniary interest in an investment in or from conducting, for their own account, business activities of the type we conduct.

Members of our Board are the same individuals that serve as board members of our Manager and of several other investment structured and managed by our board members.

Competition with Manager and Affiliates

Even still, our directors, officers, stockholders or affiliates, including our Manager’s officers and employees are not restricted from carrying on a business that is in direct conflict with our business.

Liability of our Directors and Officers is Limited

Our charter limits the personal liability of our directors and officers to us and our stockholders and our charter authorizes us to obligate ourselves to indemnify and advance expenses to our directors, and our officers except to the extent prohibited by the Maryland General Corporation Law, or MGCL.  In addition, our bylaws require us to indemnify and advance expenses to our directors and our officers.

In addition, our bylaws require us to indemnify and advance expenses to our directors and our officers, and permit us, with the approval of our board of directors, to provide such indemnification and advance of expenses to any individual who served a predecessor of us in any of the capacities described above and to any employee or agent of our Company.

We intend to purchase and maintain insurance on behalf of all of our directors and executive officers against liability asserted against or incurred by them in their official capacities with us, whether or not we are required or have the power to indemnify them against the same liability.

Liability of our Manager is Limited

Upon approval of our board of directors, we are authorized to indemnify and advance expenses to our Manager. This obligation arises under our Management Agreement.

Item 6. Other Information

None

Item 7. Financial Statements

RAD Diversified REIT, Inc.

Audited Financial Statements

and Supplementary Information

December 31, 2021 and 2020

RAD Diversified REIT, Inc.

19

Independent Auditor’s Report

To the Board of Directors of

RAD Diversified REIT, Inc.

Opinion

We have audited the accompanying financial statements of RAD Diversified REIT, Inc. (a Maryland corporation) (the “Company”) which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2021 and 2020, and the related notes to the financial statements.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted In the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of RAD Diversified REIT, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained Is sufficient and appropriate to provide a basis for our audit opinion.

Critical Audit Matters

The critical audit matters communicated below is a matter arising from the current period audit of the Financial Statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment Assessment of Real Estate Assets

As described in Note 2 to the Financial Statements, management reviews properties for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of the assets, including accrued rental income, may not be recoverable through operations. Management determines if an impairment in value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), including the estimated residual value of the property, with the carrying cost of the property. Actual results could differ from estimates supporting the Company’s impairment analysis. If management’s analysis indicates an impairment, a loss will be recorded for the amount by which the carrying value of the property exceeds its fair value. As of December 31, 2021, the Company had $15 million in real estate assets, net of accumulated depreciation, with no impairment recognized for the year ended December 31, 2021.

F-1

To the Board of Directors of RAD Diversified REIT, Inc.

Independent Auditor’s Report

We identified management’s impairment assessment as a critical audit matter primarily because of the significant estimates involved in management’s impairment analysis, as these estimates resulted in audit procedures involving a high degree of auditor judgment and subjectivity and challenges in obtaining and evaluating audit evidence.

Our testing procedures to address this critical audit matter included the following:

•	obtaining an understanding of the Company’s internal control over financial reporting applicable to management’s impairment assessment, including controls pertaining to management’s estimates supporting the impairment analysis;

•	evaluating the methodology used by management in its impairment analysis;

•	comparing the operating income before depreciation for each property to historical results;

•	evaluating the reasonableness of capitalization rates used in management’s impairment analysis, taking into consideration comparable market data, including the location and quality rating of the properties; and

•	evaluating the completeness and accuracy of the underlying data used by management in its impairment analysis.

Financial Management Fees

As described in Note 6 to the Financial Statements, the Company shall pay a financial management fee, of 20.00% of the increase in net asset value excluding investment activity and an acquisition fee of $1,000 for each property purchased. Management reviews properties quarterly to determine unrealized gains for which the financial management fees are calculated. Actual results could differ from estimates supporting the Company’s valuation analysis. If management’s analysis indicates an increase in the value of the property, that increase will be used as a basis for the calculation. For the year ended December 31, 2021, the Company incurred $2 million in relation to the financial management fee.

We identified management’s calculation of the financial management fee assessment as a critical audit matter primarily because of the significant estimates involved in management’s net asset value analysis, as these estimates resulted in audit procedures involving a high degree of auditor judgment and subjectivity and challenges in obtaining and evaluating audit evidence.

Our testing procedures to address this critical audit matter included the following:

•	obtaining an understanding of the Company’s internal control over financial reporting applicable to management’s calculation of the financial management fees, including controls pertaining to management’s estimates supporting the impairment analysis;

•	evaluating the methodology used by management in its analysis;

•	comparing the operating income before depreciation for each property to historical results;

•	evaluating the reasonableness of data used in management’s analysis, taking into consideration comparable market data, including the location and quality rating of the properties; and

•	evaluating the completeness and accuracy of the underlying data used by management in its calculation.

F-2

To the Board of Directors of RAD Diversified REIT, Inc.

Independent Auditor’s Report

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about RAD Diversified REIT, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to Issue an auditor's report that Includes our opinion. Reasonable assurance is a high level of assurance but Is not absolute assurance and therefore Is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when It exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may Involve collusion, forgery, intenional omissions, misrepresentations, or the override of Internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would Influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures Include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of RAD Diversified REIT, Inc's Internal control. Accordingly, no such opinion Is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about RAD Diversified REIT, Inc's ability to continue as a going concern for a reasonable period of time,

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

F-3

To the Board of Directors of RAD Diversified REIT, Inc.

Independent Auditor’s Report

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. Schedule 1 – Operating Expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KHO & PATEL

San Dimas, California

June 10, 2022

F-4

RAD DIVERSIFIED REIT, INC.

BALANCE SHEETS

DECEMBER 31, 2021 AND 2020

ASSETS	2021	2020
ASSETS
Real estate assets, net of accumulated depreciation of $177,768 and $51,378 (Note 4)	$15,139,912	$3,212,606
Cash on hand and in banks	1,348,485	16,182
Accrued rents and accounts receivable, net of allowance for doubtful accounts	236,384	85,074
Related party receivable (Note 6)	5,000	644,004
Inventory and other assets (Note 3)	573,200	-
Prepaid expenses	-	1,788
Escrows and acquisition deposits	488,781	1,171,060
Other current assets	602,905	-
Current portion of notes receivable - related parties	1,138,551	2,302,734

Total current assets	19,533,218	7,433,448

OTHER ASSETS
Property and equipment, at cost, net of accumulated depreciation of $6,540 and $0 (Note 5)	171,306	-
Operating lease right-of-use asset	695,514	-
Notes receivable - related parties (Note 7)	8,932,944	2,302,734
Less: current portion of notes receivable - related parties	(1,138,551)	(2,302,734)

Total other assets	8,661,213	-

Total assets	$28,194,431	$7,433,448

See independent auditor's report and accompanying notes to financial statements.

F-5

RAD DIVERSIFIED REIT, INC.

BALANCE SHEETS

DECEMBER 31, 2021 AND 2020

LIABILITIES AND STOCKHOLDERS' EQUITY	2021	2020
CURRENT LIABILITIES
Accounts payable	$128,097	$31,659
Related party payable (Note 6)	1,435,437	998,949
Payroll liabilities	126,066	-
Prepaid rents	7,971	5,921
Security deposits	415,955	4,100
Accrued liabilites	164,804	-
Operating lease liabilities	221,822	-
Other current liabilities	2,431,208	1,058,070
Current portion of notes payable	1,266,000	-

Total current liabilities	6,197,360	2,098,699

LONG-TERM LIABILITIES
Notes payable (Note 8)	4,176,071	-
Less: current portion of notes payable	(1,266,000)
Operating lease liabilities, net of current	475,332	-

Total long-term liabilities	3,385,403	-

COMMITMENTS AND CONTINGENCIES (Note 9)	-	-

Total liabilities	9,582,763	2,098,699

STOCKHOLDERS' EQUITY
Capital stock, $.001 par value, 50,000,000,000 shares authorized, 1,779,828 shares issued and outstanding as of December 31, 2021, 544,844 shares issued and outstanding as of December 31, 2020.	1,780	545
Additional paid-in capital	25,187,683	6,021,916
Accumulated deficit	(6,577,795)	(687,712)

Total stockholders' equity	18,611,668	5,334,749

Total liabilities and stockholders' equity	$28,194,431	$7,433,448

See independent auditor's report and accompanying notes to financial statements.

F-6

RAD DIVERSIFIED REIT, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
OPERATING REVENUE	$384,535	$112,459

OPERATING EXPENSES (Schedule 1)	7,625,617	1,204,020

Loss from operations	(7,241,082)	(1,091,561)

OTHER INCOME (EXPENSES)
Interest income	193,118	399,227
Interest expense	(133,317)	-
Gain on sale of assets	1,296,448	73,425
Other income	1,500	2,521
Other expense	(6,750)	-

Total other income (expenses)	1,350,999	475,173

Loss before provision for income taxes	(5,890,083)	(616,388)

PROVISION FOR INCOME TAXES	-	-

Net loss	$(5,890,083)	$(616,388)

See independent auditor's report and accompanying notes to financial statements.

F-7

RAD DIVERSIFIED REIT, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Common Stock		Additional	Accumulated
	Shares	Value	Paid-In Capital	Deficit	Total
Balance, January 1, 2020	66,852	$67	$668,453	$(68,204)	$600,316

Issuance of common stock	510,830	511	5,718,947	-	5,719,458

Buyback of common stock	(32,838)	(33)	(365,484)	(3,120)	(368,637)

Net loss	-	-	-	(616,388)	(616,388)

Ending balance, December 31, 2020	544,844	545	6,021,916	(687,712)	5,334,749

Issuance of common stock	1,293,333	1,293	19,973,911	-	19,975,204

Buyback of common stock	(58,349)	(58)	(808,144)	-	(808,202)

Net loss	-	-	-	(5,890,083)	(5,890,083)

Ending balance, December 31, 2021	1,779,828	$1,780	$25,187,683	$(6,577,795)	$18,611,668

See independent auditor's report and accompanying notes to financial statements.

F-8

RAD DIVERSIFIED REIT, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(5,890,083)	$(616,388)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	136,156	47,606
Gain on sale of assets	(1,296,448)	(73,425)
Changes in operating assets and liabilities:
Accrued rents and accounts receivable	(151,310)	(83,913)
Other receivable	-	32,474
Inventory	(573,200)	-
Related party receivable/payable	1,075,492	328,816
Prepaid expenses	1,788	269
Escrows and acquisition deposits	682,279	(1,018,060)
Other current assets	(601,265)	-
Accrued liability	164,804	-
Accounts payable	96,438	(1,078)
Prepaid rents	2,050	5,071
Security deposits	411,855	1,050
Payroll liabilities	126,066	-
Other current liabilities	1,373,138	943,070

Net cash used in operating activities	(4,442,240)	(434,508)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of real estate assets	(10,782,003)	(3,621,501)
Proceeds from sale of assets	1,905,600	818,682
Purchase of fixed assets	(177,846)	-

Net cash used in investing activities	(9,054,249)	(2,802,819)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of notes receivable - related parties	(7,794,153)	(4,220,493)
Proceeds from notes receivable - related parties	1,163,943	1,917,759
Proceeds from notes payables	2,332,000	-
Repayments on notes payables	(40,000)	-
Buyback of common stock	(808,202)	(368,637)
Issuance of common stock	19,975,204	5,719,458

Net cash provided by financing activities	14,828,792	3,048,087

Net (decrease) increase in cash	1,332,303	(189,240)

Cash at beginning of year	16,182	205,422

Cash at end of year	$1,348,485	$16,182

See independent auditor's report and accompanying notes to financial statements.

F-9

RAD Diversified REIT, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 AND 2020

Note 1 – General

RAD Diversified REIT, Inc. (the “Company”) was incorporated on May 11, 2017 in the State of Maryland. The Company’s objective is to acquire and then reposition (if required), lease and manage income producing single-family residential, multi-family residential and mixed-use residential/commercial properties across primary and secondary markets throughout the United States. Initially, the Company will concentrate on acquiring a portfolio of properties in Pennsylvania, Texas, California, New Jersey, Idaho and Florida, where the principals of management have significant investing and property management experience.

The Company’s primary intent is to purchase single-family residential, multi-family residential and mixed-use residential/commercial properties at below-market-prices. Below-market-price purchases may be made at foreclosure auctions, Real-Estate-Owned property sales and tax-deed auctions.

Note 2 – Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. These reclassifications had no impact on the Company’s previously reported financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. There were no cash equivalents as of December 31, 2021.

F-10

RAD Diversified REIT, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 AND 2020

Note 2 – Summary of Significant Accounting Policies (continued)

Accrued Rents and Accounts Receivable

Included in accrued rents and accounts receivable are base rents, tenant reimbursements and receivables attributable to recording rents on a straight-line basis. The Company reviews the collectability of charges under their tenant operating leases on a regular basis, taking into consideration changes in factors such as the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area where the property is located including the impact of the COVID-19 pandemic on tenants’ businesses and financial condition. The Company will recognize an adjustment to rental revenue if they deem it probable that the receivable will not be collected. The review of collectability under their operating leases includes any accrued rental revenues related to the straight-line method of reporting rental revenue. For the years ended December 31, 2021 and 2020, the Company recorded an allowance for uncollectible accounts of $0 and $0, respectively.

Real Estate Assets

The Company depreciates buildings on a straight-line basis over estimated useful lives, generally 27.5 years depending on intended use of the property. The Company will capitalize all capital improvements associated with replacements, improvements or major repairs to real property that extend its useful life and depreciate them using the straight-line method over their estimated useful lives ranging from 3 to 30 years. Although no development projects are currently in progress, the Company will capitalize costs incurred in connection with our development projects, interest incurred on borrowing obligations and other internal costs during periods in which qualifying expenditures have been made and activities necessary to get the development projects ready for their intended use are in progress. Capitalization of these costs begins when the activities and related expenditures commence and ceases when the project is substantially complete and ready for its intended use, at which time the project is placed into service and depreciation commences.

The Company charges maintenance and repair costs that do not extend an asset’s useful life to expense as incurred.

The Company will periodically evaluate the net realizable value of its properties and provide a valuation allowance when it becomes probable there has been a permanent impairment of value.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for repairs are charged to income as incurred. When assets are sold or retired, their costs and related accumulated depreciation are removed from the accounts, with any gain or loss included in the statement of operations.

Depreciable assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based on projected undiscounted cash flows associated with the assets. A loss is recognized for the difference between the fair value and the carrying amount of the asset. Fair value is determined based upon a market quote, if available, or is based on valuation techniques.

F-11

RAD Diversified REIT, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 AND 2020

Note 2 – Summary of Significant Accounting Policies (continued)

Depreciation is computed by the straight-line method over the estimated lives which are generally as follows:

Office equipment	5-7 years
Furniture and fixtures	7 years
Farm equipment	5-10 years
Temporary shelters	10 years
Leasehold improvements	5 years

Inventory and Other Assets

Inventories are stated at the lower of cost or net realizable value. Inventories consist of livestock, security equipment and certain water rights.

Revenue Recognition

Revenue is recognized when it is probable that the economic benefit will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. Rental income from operating leases is recognized over the life of the lease agreements.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Management believes that the estimates utilized in preparing our financial statements are reasonable and prudent. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and debt. The carrying amount of all significant financial instruments approximates fair value due either to length of maturity or the existence of variable interest rates that approximate prevailing market rates and the credit risk of the Company.

Advertising Costs

Advertising costs are expensed as incurred; generally, the first time the advertising occurs, and amounted to $1,030,831 and $32,055 for the fiscal years ended December 31, 2021 and 2020, respectively. These costs are included within sales and marketing expenses in the accompanying Statement of Operations.

F-12

RAD Diversified REIT, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 AND 2020

Note 2 – Summary of Significant Accounting Policies (continued)

Leases

The Company determines whether a contract is or contains a lease at contract inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, other current liabilities, and operating lease liabilities on our balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities on the Company’s balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, we use the Company’s incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense for fixed lease payments is recognized on a straight-line basis over the lease term. Variable lease payments are generally expensed as incurred and may include certain index-based changes in rent and other non-fixed payments for services provided by the lessor. The Company’s leases do not contain any material residual guarantees or material restrictive covenants.

Lease arrangements with lease and non-lease components are generally accounted for separately. For certain equipment leases, such as vehicles, the Company will account for the lease and non-lease components as a single lease component. Additionally, for certain equipment leases, the Company will apply a portfolio approach to effectively account for the operating lease ROU assets and liabilities.

Income Taxes

The Company has elected to be taxed as a Real Estate Investment Trust (“REIT”) under the Internal Revenue Service Code beginning with the taxable year ended December 31, 2019. As a REIT, the Company generally is not subject to federal income tax on income that is distributed to its shareholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at the regular Corporation tax rate. The Company believes it is organized and will operate in such a manner as to qualify to be taxed as a REIT and intends to operate so as to remain qualified as a REIT for federal income tax purposes. Under the Internal Revenue Service Code, a REIT is subject to numerous organizational and operational requirements, including a requirement that it annually distribute at least 90% of its REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gain) to its shareholders. There are additional specific requirements which must be met in order to be qualified, such as organizational, income source and other requirements. Potentially significant monetary penalties, primarily keyed to taxable income, may be imposed on a REIT that fails to meet all relevant requirements.

F-13

RAD Diversified REIT, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 AND 2020

Note 2 – Summary of Significant Accounting Policies (concluded)

Income Taxes

The Company, in accordance with FASB ASC 740 Topic, Income Taxes, performs the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be derecognized and recorded as a tax benefit or expense in the current year. However, the Company’s conclusions regarding these uncertain tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analysis of tax laws, regulations and interpretations thereof.

Recent Accounting Standards

In April 2020, the Financial Accounting Standards Board ("FASB") issued guidance on the application of Topic 842, relating to concessions being made by lessors in response to the COVID-19 pandemic. The guidance notes that it would be acceptable for entities to make an election to account for lease concessions relating to the effects of the COVID-19 pandemic consistent with how those concessions would be accounted for under Topic 842 as though enforceable rights and obligations for those concessions existed, even if such enforceable rights and obligations are not explicitly contained in the lease contract. Thus, for concessions relating to COVID-19, an entity would not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract, and would have the option to apply, or not to apply, the general lease modification guidance in Topic 842 as it stands. The Company elected this option to account for lease concessions relating to the effects of the COVID-19 pandemic consistent with how those concessions would be accounted for under Topic 842 as though enforceable rights and obligations for those concessions existed. Therefore, such concessions are not accounted for as a lease modification under Topic 842.

Date of Management’s Review

Management has evaluated subsequent events through June 10, 2022, the date on which the financial statements were available to be issued.

F-14

RAD Diversified REIT, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 AND 2020

Note 3 - Inventory and Other Assets

Inventories at December 31, 2021 consist of:

Livestock	$64,050
Security equipment	124,150
Water rights	385,000
$573,200

Note 4 – Real Estate Assets

Real estate assets at December 31, consists of the following:

	2021	2020
Land	$7,608,496	$905,864
Buildings	7,709,184	2,358,120

Less: accumulated depreciation	(177,768)	(51,378)
Real estate assets, net	$15,139,912	$3,212,606

The depreciation expense of real estate assets was $129,616 and $47,606 for the years ended December 31, 2021 and 2020, respectively.

Note 5 - Property and Equipment

Property and equipment consist of the following:

	2021	2020
Office equipment	$38,418	$-
Furniture and fixtures	1,018	-
Farm equipment	57,967	-
Temporary shelters	72,943	-
Leasehold improvements	7,500	-

Less: accumulated depreciation	(6,540)	-
Real estate assets, net	$171,306	$-

The depreciation expense property and equipment was $6,540 and $0 for the years ended December 31, 2021 and 2020, respectively.

F-15

RAD Diversified REIT, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 AND 2020

Note 6 – Certain Relationships and Related Transactions

One of the Company’s current stockholders also controls the limited liability company, RAD Management, LLC. In a management agreement commencing with the first calendar quarter of 2018, RAD Management, LLC will perform the role of the Manager and advisor of the Company. The Manager will oversee day-to-day operations and make all investment decisions. The agreement shall remain in effect for 10 years, unless terminated early by mutual written consent. The agreement contains an asset management fee, a property management fee and a financial management fee.

Asset Management Fee. Beginning in the first calendar quarter of 2018, RAD Management, LLC will receive a quarterly asset management fee, payable in arrears, equal to an annualized rate of 2.00% of the Company’s combined net asset value.

Property Management Fee. The Company shall pay to RAD Management, LLC an annual property management fee, of 4.00% of the monthly gross revenue generated by all of the real estate assets. The Company shall pay the property management fee in arrears on a monthly basis with the arrear amount split into 12 equal payments.

Financial Management Fee. The Company shall pay to RAD Management, LLC a financial management fee, of 20.00% of the increase in net asset value excluding investment activity and an acquisition fee of $1,000 for each property purchased. The Company shall pay the financial management fee in arrears on a quarterly basis.

RAD Management, LLC is the debtor on one promissory note dated December 20, 2021, in favor of the Company, originally in the amount of $255,132.86 plus any additional amounts borrowed no later than September 30, 2023 (maximum principal balance $1,000,000). The promissory note has an interest rate of 0.95%. (see Note 7).

The following summarizes activity and balances with RAD Management, LLC for the years ended December 31, 2021 and 2020.

	2021	2020
Related party payable	$(336,015)	$(688,893)
Acquisition fees	$(54,000)	$(29,060)
Asset management fees	$(706,972)	$(171,298)
Property management fees	$(16,642)	$(4,560)
Financial management fees	$(2,006,410)	$(529,547)
Notes receivable-related parties	$255,133	$-
Accounts receivable	$(5,000)	$-

F-16

RAD Diversified REIT, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 AND 2020

Note 6 – Certain Relationships and Related Transactions (continued)

One of the Company’s current stockholders also controls the limited partnership, DHI Fund, LP. DHI Fund LP has periodically sold real estate holdings to the Company and collects rents on behalf of the Company. There is no fee schedule or formal agreement with respect to rents collected by DHI Fund LP.

DHI Fund LP is the debtor on two promissory notes, one dated February 2, 2020 in favor of the Company, originally in the amount of $1,464,372.81 plus applicable interest at a rate of 10.95% and the second dated December 20, 2021, in favor of the Company, originally in the amount of $1,130,018.33 plus any additional amounts borrowed no later than September 30, 2023 (maximum principal balance $3,000,000) interest at a rate of 0.95% (see Note 7).

The following summarizes activity and balances with DHI Fund, LP for the years ended December 31, 2021 and 2020.

	2021	2020
Note receivable - related parties	$2,076,917	$1,188,692
Related party receivable	$-	$95,890
Deposits with vendors	$-	$140,000
Interest on accounts receivables	$2,6374	$3,523
Interest on notes receivable	$113,207	$137,989
Related party payable	$(41,335)	$(27,500)
Legal fees	$(13,750)	$(27,500)
Account payable	$(41,345)	$-

One of the Company’s current stockholders also controls the limited partnership, DHI Holdings, LP. DHI Holdings, LP has periodically sold real estate holdings to the Company and collects rents on behalf of the Company. There is no fee schedule or formal agreement with respect to rents collected by DHI Holdings, LP.

DHI Holdings, LP is the debtor on two promissory notes, one dated February 2, 2020 in favor of the Company, originally in the amount of $ $1,002,842.37 plus applicable interest at a rate of 10.95% and the second dated December 20, 2021, in favor of the Company, originally in the amount of $724,155.48 plus any additional amounts borrowed no later than September 30, 2023 (maximum principal balance $2,000,000) interest at a rate of 0.95% (see Note 7).

F-17

RAD Diversified REIT, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 AND 2020

Note 6 – Certain Relationships and Related Transactions (continued)

The following summarizes activity and balances with DHI Holdings, LP for the years ended December 31, 2021 and 2020.

	2021	2020
Note receivable - related parties	$864,237	$451,178
Deposits with vendors	$-	$200,000
Related party payable	$(251,956)	$(245,435)
Security deposits	$(950)	$(950)
Interest on accounts receivables	$1,275	$3,824
Interest on notes receivable	$33,904	$87,097
Sales of property	$-	$84,925
Legal fees	$(2,500)	$(5,000)
Rents collected by affiliates	$(21,572)	$-

One of the Company’s current stockholders also controls the limited partnership, DDH Fund, LP. DDH Fund, LP has periodically sold real estate holdings to the Company and collects rents on behalf of the Company. There is no fee schedule or formal agreement with respect to rents collected by DDH Fund, LP.

DDH Fund, LP is the debtor on two promissory notes, one dated February 2, 2020 in favor of the Company, originally in the amount of $1,753,277.67 plus applicable interest at a rate of 10.95% and the second dated December 20, 2021 in favor of the Company, originally in the amount of $3,802,508.72 plus any additional amounts borrowed no later than September 30, 2023 (maximum principal balance $5,000,000) interest at a rate of 0.95% (see Note 7).

The following summarizes activity and balances with DDH Fund LP for the years ended December 31, 2021 and 2020.

	2021	2020
Note receivable - related parties	$3,854,079	$662,864
Related party receivable	$-	$391,430
Deposits with vendors	$-	$348,008
Rents collected by affiliates	$68,721	$71,150
Interest on accounts receivables	$542	$5,987
Interest on notes receivable	$38,705	$154,587
Related party payable	$(496,131)	$(37,121)
Legal fees	$(18,561)	$(37,121)
Security deposit	$(7,650)	$-

F-18

RAD Diversified REIT, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 AND 2020

Note 6 – Certain Relationships and Related Transactions (concluded)

One of the Company’s current stockholders also controls the limited liability company, The Seminar Solution LLC. The Seminar Solution LLC performs seminars, for which it collects fees. The Seminar Solution LLC also sells and maintains a membership program called "The Inner Circle." Many members of The Inner Circle are also stockholders in the Company. Inner Circle members are also given exclusive access to the Company's Joint Venture ownership program. The Seminar Solution LLC also shares advertising campaigns with the Company and collects investment dollars from investors on behalf of the Company.

The Seminar Solution LLC is the debtor on one promissory note dated December 20, 2021 in favor of the Company, originally in the amount of $1,882,577.99 plus any additional amounts borrowed no later than September 30, 2023 (maximum principal balance $2,500,000). The promissory note has an interest rate of 0.95%. (see Note 7).

The following summarizes activity and balances with The Seminar Solution LLC as of and for the year ended December 31, 2021 and 2020.

	2021	2020
Related party receivable	$-	$156,683
Interest on accounts receivables	$2,811	$6,219
Note receivable	$1,882,578	$-
Related party payable	$(60,000)	$-

One of the Company’s current stockholders also controls the limited partnership RAD Diversified OZ Fund LP. RAD Diversified OZ Fund LP is a real estate investment fund which was formed to acquire, reposition, renovate, lease, and manage income-producing single-family residential, multi-family residential, mixed use residential-commercial properties and farmland in Qualified Opportunity Zones in select markets in the United States, providing tax advantages for its equity holders.

The following summarizes activity and balances with RAD Diversified OZ fund LP as of and for the year ended December 31, 2021 and 2020.

	2021	2020
Receivable from affiliates	$1,199	$-
Related party payable	$250,000	$-

F-19

RAD Diversified REIT, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 AND 2020

Note 7 - Notes Receivable - Related Parties

	2021	2020
On February 2, 2020, the Company entered into a promissory note with DDH Fund, LP, a related party, for $1,753,278. The promissory note has an interest rate of 10.75%. Interest shall accrue and compound monthly. The unpaid principal and accrued interest shall be payable in annual installments of interest only beginning December 30, 2020 and continue until December 30, 2021. On December 20, 2021, the promissory note was extended to December 31, 2022, at which time the remaining unpaid principal and interest are due.	$51,570	$662,865

On February 2, 2020, the Company entered into a promissory note with DHI Fund, LP, a related party, for $1,464,373. The promissory note has an interest rate of 10.75%. Interest shall accrue and compound monthly. The unpaid principal and accrued interest shall be payable in annual installments of interest only beginning December 30, 2020 and continue until December 30, 2021. On December 20, 2021, the promissory note was extended to December 31, 2022, at which time the remaining unpaid principal and interest are due.	946,899	1,188,692

On February 2, 2020, the Company entered into a promissory note with DHI Holdings, LP, a related party, for $1,002,842. The promissory note has an interest rate of 10.75%. Interest shall accrue and compound monthly. The unpaid principal and accrued interest shall be payable in annual installments of interest only beginning December 30, 2020 and continue until December 30, 2021. On December 20, 2021, the promissory note was extended to December 31, 2022, at which time the remaining unpaid principal and interest are due.	140,082	451,177

On December 20, 2021, the Company entered into a promissory note with DDH Fund, LP, a related party, for $3,802,508.72 plus any additional amounts borrowed no later than September 30, 2023 (maximum principal balance $5,000,000). The promissory note has an interest rate of 0.95%. Interest shall compound annually. The unpaid principal and accrued interest shall be payable on December 31, 2023, at which time the remaining unpaid principal and interest are due.	3,802,509	-

F-20

RAD Diversified REIT, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 AND 2020

Note 7 - Notes Receivable - Related Parties (continued)

	2021	2020
On December 20, 2021, the Company entered into a promissory note with DHI Fund, LP, a related party, for $1,130,018.33 plus any additional amounts borrowed no later than September 30, 2023 (maximum principal balance $3,000,000). The promissory note has an interest rate of 0.95%. Interest shall compound annually. The unpaid principal and accrued interest shall be payable on December 31, 2023, at which time the remaining unpaid principal and interest are due.	$1,130,018	$-

On December 20, 2021, the Company entered into a promissory note with DHI Holdings, LP, a related party, for $724,155.48 plus any additional amounts borrowed no later than September 30, 2023 (maximum principal balance $2,000,000). The promissory note has an interest rate of 0.95%. Interest shall compound annually. The unpaid principal and accrued interest shall be payable on December 31, 2023, at which time the remaining unpaid principal and interest are due.	724,155	-

On December 20, 2021, the Company entered into a promissory note with RAD Management, LLC, a related party, for $255,132.86 plus any additional amounts borrowed no later than September 30, 2023 (maximum principal balance $1,000,000). The promissory note has an interest rate of 0.95%. Interest shall compound annually. The unpaid principal and accrued interest shall be payable on December 31, 2023, at which time the remaining unpaid principal and interest are due.	255,133	-

On December 20, 2021, the Company entered into a promissory note with The Seminar Solution, LLC, a related party, for $1,882,577.99 plus any additional amounts borrowed no later than September 30, 2023 (maximum principal balance $2,500,000). The promissory note has an interest rate of 0.95%. Interest shall compound annually. The unpaid principal and accrued interest shall be payable on December 31, 2023, at which time the remaining unpaid principal and interest are due.	1,882,578	-

Current portion	1,138,551	2,302,734

Balance at December 31,	$8,932,944	$2,302,734

F-21

RAD Diversified REIT, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 AND 2020

Note 8 - Notes Payable

	2021	2020
The Company entered into several hard money loans associated with real estate assets purchased or subsequently refinanced. The short-term loans, usually 1 year or less, carry interest ranging from 4.75%-20%. The unpaid principal and accrued interest shall be payable on due dates through February 2023. The loans are collateralized by the real estate associated with the loan and are personally guaranteed by officer(s) of the Company.

Some properties are purchased through joint venture partnerships or are partially sold after acquisition to a joint venture partner. In cases where there is a loan associated with the property, the joint venture partner will assume part of the outstanding principal balance of the loan, equal to their ownership percentage, on the date transferred. The Company will continue to make principal and interest payments on these loans and allocate those to the Joint Venture partner. At December 31, 2021, total outstanding hard money loans were $3,360,142, of which $1,884,071 was assumed by the joint venture partner.	$1,476,071	$-

On February 20, 2021, the Company entered into a promissory note for $800,000. The promissory note has an interest rate of 12%, with interest only payments of $8,000 per month. The unpaid principal and accrued interest shall be payable on March 1, 2022, at which time the remaining unpaid principal and interest are due. The promissory note is collateralized by real estate associated with the loan and personally guaranteed by officer(s) of the Company.	800,000	-

On July 2, 2021, the Company entered into a promissory note for $1,900,000. The promissory note has an interest rate of 9.25%, with interest only payments of $14,645.83 per month. The unpaid principal and accrued interest shall be payable on July 1, 2026, at which time the remaining unpaid principal and interest are due. The promissory note is collateralized by real estate associated with the loan and personally guaranteed by officer(s) of the Company.	1,900,000	-

Current portion	1,266,000	-

Balance at December 31,	$4,176,071	$-

F-22

RAD Diversified REIT, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 AND 2020

Note 8 - Notes Payable (concluded)

Principal payments on long-term debt are due as follows:

Year ending December 31,
2022	$1,266,400
2023	1,009,671
2024	-
2025	-
2026	1,900,000

Balance at December 31,	$4,176,071

Note 9 – Commitments and Contingencies

Operating Lease Commitment

In October 2021, the Company entered into a non-cancelable operating lease to lease an office facility in Ontario, California. The lease agreement requires 37 monthly lease payments that range from $18,988.80 to $20,749.57 per month, effective in October 2021 and expiring in December 2024. The lease has a remaining lease term of less than three years, with no options to extend.

The components of lease expenses are as follows:

For the year ended December 31, 2021, operating lease costs amounted to $58,606

Other information related to leases are as follows:

Supplemental Cash Flows Information: for the year ended December 31, 2021

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from operating leases: $56,966

Right-of-use assets obtained in exchange for lease obligations:

Operating leases: $753,721

Weighted Average Remaining Lease Term for operating leases: 3 years

Weighted Average Discount Rate for operating leases: 0.330%

F-23

RAD Diversified REIT, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 AND 2020

Note 9 – Commitments and Contingencies (concluded)

Future minimum lease payments under non-cancelable leases as of December 31, 2021 are as follows:

Fiscal Year	Operating Leases
2022	$221,822
2023	236,462
2024	238,870
Total future minimum lease payments	697,154
Less imputed interest	(3,961)
Total	$693,193

December 31, 2021
Operating lease liabilities, current	$221,822
Operating lease liabilities, net of current	$475,332

Legal

The Company, from time to time, could be involved in ordinary routine litigation incidental to the conduct of its business. The Company believes that no presently pending litigation matters are likely to have a material adverse effect on the Company’s financial statements or results of operations, taken as a whole.

Note 10 – Concentration of Credit Risk

The Company maintains its cash balance at a bank located in Florida. These accounts are insured by the Federal Deposit Insurance Corporation up to a balance of $250,000. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Concentrations of market, interest rate and credit risk may exist with respect to the Company’s investments and its other assets and liabilities. Market risk is a potential loss the Company may incur as a result of changes in the fair value of its investments. The Company may also be subject to risk associated with concentrations of investments in geographic regions and industries. Interest rate risk includes the risk associated with changes in prevailing interest rates. Credit risk includes the possibility that a loss may occur from the failure of counterparties or issuers to make payments according to the terms of a contract.

The Company’s investments are also subject to valuation and liquidity risk, financing risk, development financing risk and diversification risk.

F-24

RAD Diversified REIT, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 AND 2020

Note 10 – Concentration of Credit Risk (concluded)

The real estate market is cyclical in nature. Investment values are affected by, among other things, the availability of capital, vacancy rates, rental rates, interest rates, and inflation rates. Determining real estate values involves many assumptions that may be subjective. As a result, amounts ultimately realized from the real estate investments may vary significantly from the estimates presented and the differences could be material to the financial statements.

Note 11 – Risks and Uncertainties Related to the Coronavirus Pandemic (COVID-19)

The COVID-19 pandemic has resulted in the federal and provincial governments enacting emergency measures to combat the spread of the virus. These measures, which included the implementation of travel bans, self-imposed quarantine periods, restrictions on or closures of non-essential businesses and social distancing, have caused an economic slowdown and material disruption to businesses in the United States of America and globally. Given the continuously evolving circumstances surrounding COVID-19, it is difficult to predict with certainty the nature, extent and duration of COVID-19, and the duration and intensity of resulting business disruptions and related financial, social and public health impacts. Such effects could be adverse and material, including their potential effects on the Company’s business, operations, and financial performance both in the short-term and long-term. The amounts recorded in these financial statements are based on the latest reliable information available to management at the time the financial statements were prepared where that information reflects conditions at the date of the financial statements.

Note 12 – Leases

Leasing as a lessor - future minimum rental income

As of December 31, 2021, non-cancelable operating leases provide for future minimum rental income from continuing operations as follows:

2022	$31,875
$31,875

Certain leases may be excluded as the terms are generally for one year or less. Rental income under most of these leases increase in future years based on agreed-upon percentages or in some instances, changes in the Consumer Price Index.

F-25

RAD Diversified REIT, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 AND 2020

Note 13 – Cash Flow Information

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Cash paid for interest and income tax for the years ended December 31 were as follows:

	2021	2020
Interest	$130,650	$-
Income tax	$-	$-

Note 14 – Subsequent Events

The Company evaluated its December 31, 2021 financial statements for subsequent events through the date the financial statements were issued.

In January 2022, the Company entered into a non-cancelable operating lease to lease an office facility in Tampa, Florida. The lease agreement requires 28 monthly lease payments that range from $34,200 to $36,283 per month, effective in January 2022 and expires in March 2024.

On March 4, 2022, the Company entered into a promissory note for $900,000. Part of the proceeds from the promissory note were used to refinance the promissory note maturing on March 1, 2022 (see Note 8). The promissory note has an interest rate of 9%, with interest only payments of $6,750 per month. The unpaid principal and accrued interest shall be payable on March 15, 2027, at which time the remaining unpaid principal and interest are due. The promissory note is collateralized by real estate associated with the loan.

F-26

Supplementary Information

F-27

RAD DIVERSIFIED REIT, INC.

SUPPLEMENTARY INFORMATION

SCHEDULE 1 - OPERATING EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Advertising	$1,030,831	$32,055
Acquisition fees (Note 4)	56,239	29,060
Asset management fees (Note 4)	706,972	171,298
Auction supplies	7,214	10,311
Auto expenses	300	2,532
Bank fees	18,200	1,370
Computer expenses	55,911	31,788
Depreciation (Note 3)	136,156	47,606
Dues and subscriptions	15,165	178
Farm expense	582,435	-
Financial management fees (Note 4)	2,006,410	529,547
Insurance	13,902	132
Meals and entertainment	1,517	2,749
Office expenses	89,555	5,995
Payroll expenses	462,433	-
Processing fees	109,027	-
Professional fees	1,786,775	279,145
Property management fees (Note 4)	16,642	4,560
Real estate expenses	347,443	25,697
Referral fees	114,674	15,000
Rent expense	58,606	-
Settlement expenses	-	11,000
Shipping, freight and delivery	3,600	149
Taxes and licenses	5,104	3,233
Utilities	506	615

Total operating expenses	$7,625,617	$1,204,020

See independent auditor's report and accompanying notes to financial statements.

F-28

Item 8.

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Name
2.1	Charter of Company (Filed as an exhibit to the issuer’s Offering Statement on Form 1-A (Commission File No. 024-11020) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000172146919000024/ex2a-charter.htm)
2.2.2	Bylaws of Company (Filed as an exhibit to the issuer’s Offering Statement on Form 1-A (Commission File No. 024-11020) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000172146919000024/ex2a-charter.htm).
4	Form of Subscription Agreement filed herewith .
6.1	Management Agreement (Filed as an exhibit to the issuer’s Offering Statement on Form 1-A (Commission File No. 024-11020) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000172146919000024/ex6c-manageragree.htm).
6.2	Subscription and Real Estate Purchase Agreement, DHI Fund, LP (Filed as an exhibit to the issuer’s Offering Statement on Form 1-A (Commission File No. 024-11020) and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1721469/000172146920000011/ex15b10.htm.

6.3	Subscription and Real Estate Purchase Agreement, DHI Holdings, LP (Filed as an exhibit to the issuer’s Offering Statement on Form 1-A (Commission File No. 024-11020) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000172146920000011/ex15b11.htm.
6.4	Subscription and Real Estate Purchase Agreement, DDH Fund, LP (Filed as an exhibit to the issuer’s Offering Statement on Form 1-A (Commission File No. 024-11020) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000172146920000011/ex15b12.htm.
6.5	Promissory Note Extension Agreement, DHI Fund, LP dated December 20, 2021 filed herewith.
6.6	Promissory Not Extension Agreement, DHI Holdings, LP dated December 20, 2021 filed herewith.
6.7	Promissory Note Extension Agreement, DDH Fund, LP dated December 20, 2021 filed herewith.
6.8	Promissory Note, The Seminar Solutions dated December 20, 2021 filed herewith.
8	Form of Escrow Agreement (Filed as an exhibit to the issuer’s Offering Statement on Form 1-A (Commission File No. 024-11020) and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1721469/000110465921132423/tm2130862d1_ex8.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Tampa, Florida, on June 14, 2022.

RAD Diversified REIT, Inc.

By:	/s/ Brandon Dutch Mendenhall
Name: Brandon Dutch Mendenhall, President/Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

By:	/s/ Brandon Dutch Mendenhall
Name: Brandon Dutch Mendenhall
President and Chief Executive Officer and Director (Principal Executive Officer)

June 14, 2022

By:	/s/ Andrew Nonis
Name: Andrew Nonis
Chief Financial Officer and Principal Accounting Officer

June 14, 2022

By:	/s/ Amy Vaughn
Name: Amy Vaughn
Director

June 14, 2022